MM

PQ 3/11

11019687

SECU[...] [...]MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17719

SEC Mail Processing Section
RECEIVED
MAR 01 2011
WASH., D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Hartford Equity Sales Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Hopmeadow Street
(No. and Street)

Simsbury	Connecticut	06089
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diana Benken — (860) 843-3911
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2 World Financial Center	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (6-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/28

OATH OR AFFIRMATION

I, _________Diana Benken____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _________Hartford Equity Sales Company, Inc.____ , as of _________December 31__________________________, 2010______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

Diana K. Benken 2/25/11

Signature

CFO/Controller

Title

[signature] 2/25/11

Notary Public

My Commission Expires September 30, 2015

HARTFORD EQUITY SALES COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Hartford Equity Sales Company, Inc.
Simsbury, CT:

We have audited the accompanying statement of financial condition of Hartford Equity Sales Company, Inc. (the "Company") as of December 31, 2010, and the related statements of income, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g), (h) and (i) listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 25, 2011

HARTFORD EQUITY SALES COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS		
Cash	$	804,934
Mutual fund revenue receivable		8,754
Prepaid assets		169,888
TOTAL ASSETS	$	983,576
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Due to affiliates	$	148,130
Commissions payable		100
Accrued liabilities		103,331
Federal income tax payable to affiliate		1,589
Total liabilities		253,150
STOCKHOLDER'S EQUITY:		
Common stock, $100 par value; 250 shares authorized and outstanding		25,000
Additional paid-in capital		5,000
Retained earnings		700,426
Total stockholder's equity		730,426
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	983,576

See notes to financial statements.

HARTFORD EQUITY SALES COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2010

REVENUES:	
Variable insurance products underwriting income	$ 38,820,386
Expense reimbursement from affiliate	520,948
Mutual fund income	75,318
Realized Gain	1,419
Total revenues	39,418,071
EXPENSES:	
Variable insurance products underwriting expense	38,820,386
Other expense	520,948
Total expenses	39,341,334
INCOME BEFORE FEDERAL INCOME TAXES	76,737
INCOME TAX EXPENSE	26,857
NET INCOME	$ 49,880

See notes to financial statements.

HARTFORD EQUITY SALES COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	49,880
Realized gain		(1,419)
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in mutual fund revenue receivables		12,189
Decrease in prepaid assets		50,788
Increase in due to affiliates		2,657
Decrease in commissions payable		(3,174)
Increase in accrued liabilities		20,371
Decrease in Federal income tax payable to affiliate		(143)
Net cash provided by operating activities		131,149
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from sale of investment in affiliate		6,419
Net cash provided by investing activities		6,419
NET INCREASE IN CASH		137,568
CASH, Beginning of year		667,366
CASH, End of year	$	804,934
Supplemental cash flow disclosures:		
Federal income tax payments (paid to affiliate)	$	27,000

See notes to financial statements.

HARTFORD EQUITY SALES COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, DECEMBER 31, 2009	$25,000	$5,000	$650,546	$680,546
Net income	-	-	49,880	49,880
BALANCE, DECEMBER 31, 2010	$25,000	$5,000	$700,426	$730,426

See notes to financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Hartford Equity Sales Company, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Hartford Financial Services, LLC, which is an indirect subsidiary of Hartford Life, Inc. (the "Parent"). Hartford Life, Inc. is ultimately owned by The Hartford Financial Services Group, Inc. ("The Hartford").

The Company serves as the distributor and principal underwriter for certain variable annuity and variable life contracts issued by the Parent and its affiliates. The Company receives compensation on contracts sold and pays commissions to third party broker-dealers and compensation to its registered representatives.

The Company also serves as a selling agent for its affiliate, The Hartford Mutual Funds, Inc. (the "Funds"). The Company receives compensation from the Funds and pays commissions on sales of shares of the Funds to its registered representatives.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are reasonable. Actual results could differ materially from these estimates.

Cash – Cash represents amounts on deposit in a commercial bank checking account.

Prepaid Assets – The Company pre-funds regulatory expenses in several Central Registration Depository ("CRD") accounts at FINRA. Regulatory expenses of the Company are drawn by FINRA directly from these CRD accounts when incurred. Prepaid assets represent the remaining balances held in CRD accounts.

Underwriting Income and Expense –Variable insurance products underwriting income and expense is recorded upon the sale of the insurance contract.

Mutual Fund Income - The Company, in accordance with Rule 12b-1 of the Investment Company Act of 1940, receives 12b-1 fees from mutual funds for activities intended to result in the sale and distribution of shares of the mutual funds. The Company accrues 12b-1 fees at a rate in accordance with the mutual fund selling agreements, based on average daily net assets.

Fair Value of Financial Instruments – Financial instruments, which include cash, receivables, and payables, approximate their fair values because of the short-term maturities of these assets and liabilities.

Income Tax – See Note 4

3. RELATED-PARTY TRANSACTIONS

The Company acts as a distributor and underwriter for insurance contracts issued by its affiliates. For the year ended December 31, 2010, the total underwriting revenue received from its affiliates was $38,820,386. The Company receives reimbursements from its affiliate Hartford Life Insurance Company ("HLIC"), for certain expenses incurred in performing these functions. For the year ended December 31, 2010, the total general expense reimbursement recorded was $510,948.

The Company recorded 12b-1 trail fees from the Funds in the amount of $75,318 for the year ended December 31, 2010.

The Company has an administrative service agreement with affiliates of the Parent. In accordance with the agreement, the Company receives $10,000 per year as compensation for certain administrative services provided by the Company for HLIC, which is included in expense reimbursement from affiliate.

Management believes intercompany transactions are calculated on a reasonable basis, however, these transactions may not necessarily be indicative of the terms that would be incurred if the Company operated on a standalone basis.

4. FEDERAL INCOME TAXES

The Company is included in The Hartford's consolidated Federal income tax return. The Company and The Hartford have entered into a tax sharing agreement under which each member in the consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain tax adjustments, is consistent with the "parent down" approach. Under this approach, the Company's deferred tax assets and tax attributes are considered realized by it so long as the group is able to recognize (or currently use) the related deferred tax asset or attribute. Thus the need for a valuation allowance is determined at the consolidated return level rather than at the level of the individual entities comprising the consolidated group.

The Company recognizes taxes payable or refundable for the current year and deferred taxes for the tax consequences of differences between financial reporting and tax basis of assets and liabilities. Deferred tax assets are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

The components of the Company's incurred income taxes are presented below:

	2010
Current	$ 26,857
Deferred	-
Total	$ 26,857

The Company had current federal income tax payable of $1,589 as of December 31, 2010.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c 3-1), which requires that the Company maintain minimum net capital equal to the greater of $5,000 or 6-2/3%

of aggregate indebtedness, as defined. At December 31, 2010, the Company had net capital of $551,784, which was $534,907 in excess of its required net capital of $16,877. The Company's net capital ratio was 0.46 to 1.

6. COMMITMENTS AND CONTINGENCIES

Litigation

Management evaluates each contingent matter separately. A loss is recorded if probable and reasonably estimable. Management establishes reserves for these contingencies at its "best estimate," or, if no one number within the range of possible losses is more probable than any other, the Company records an estimated reserve at the low end of the range of losses.

Apart from the inherent difficulty of predicting litigation outcomes, particularly those that will be decided by a jury, the matter specifically identified below purports to seek substantial damages for unsubstantiated conduct spanning a multi-year period based on novel and complex legal theories and damages models. The alleged damages typically are not quantified or factually supported in the complaint, and, in any event, the Company's experience shows that demands for damages often bear little relation to a reasonable estimate of potential loss. It is in the earliest stages of litigation, with few or no substantive legal decisions by the court defining the scope of the claim, the class (if any), or the potentially available damages. Accordingly, management cannot estimate the possible loss or range of loss, if any, or predict the timing of the eventual resolution of this matter.

FINRA Arbitration

A FINRA arbitration has been commenced by individuals who purchased life insurance policies issued by The Hartford and sold by its agents. The claimants allege that the life insurance policies were unsuitable investments and also claim misrepresentation and malfeasance in the marketing and sale of the policies. The statement of claim requests rescission, disgorgement of commissions and punitive damages. HESCO has filed its Answer and all parties are engaged in discovery.

Reimbursement

In the event that litigation results in an unfavorable outcome, the Company would receive reimbursement from Hartford Life Insurance Company.

7. SUBSEQUENT EVENTS

Management has evaluated events subsequent to December 31, 2010 and through February 25, 2011, the date the Company's financial statement were available to be issued, noting there are no subsequent events requiring disclosure. Management has not evaluated subsequent events after that date for presentation in these financial statements.

* * * * * *

Schedule (g)

HARTFORD EQUITY SALES COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

COMPUTATION OF NET CAPITAL
DECEMBER 31, 2010

STOCKHOLDER'S EQUITY	$730,426
LESS NONALLOWABLE ASSETS – Mutual fund revenue receivable and other assets	(178,642)
NET CAPITAL	551,784
MINIMUM NET CAPITAL REQUIRED TO BE MAINTAINED (GREATER OF $5,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $253,150)	16,877
NET CAPITAL IN EXCESS OF REQUIREMENT	$534,907
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.46:1

NOTE: No material differences exist between the computation of net capital above and that included in the Company's unaudited December 31, 2010 quarterly Focus Part II A report filed on January 25, 2011.

HARTFORD EQUITY SALES COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2010

EXEMPTION UNDER SECTION (k)(1) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2011

Hartford Equity Sales Company, Inc.
200 Hopmeadow Street
Simsbury CT

In planning and performing our audit of the financial statements of Hartford Equity Sales Company, Inc. (the "Company"), as of and for the year ended December 31, 2010 (on which we issued our report dated February 25, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in

internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Hartford Equity Sales Company, Inc.

(A Wholly Owned, Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

(S.E.C. I.D. No. 8-17719)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2010, AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.